Filed by TrustCo Bank Corp NY
                              Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934
         Subject Companies:  Cohoes Bancorp, Inc.(Commission File No. 000-25027)
                   and Hudson River Bancorp, Inc.(Commission File No. 000-24187)




 ATTN: COHOES BANCORP, INC. AND HUDSON RIVER BANCORP, INC. SHAREHOLDERS

                                 IT'S YOUR BANK.
                                IT'S YOUR MONEY.
                               IT'S YOUR DECISION.

                   Compare the Offers for Cohoes Bancorp, Inc.

       Hudson's Offer                                TrustCo's Offer
       -------------------------------------------------------------
       $89,000,000                                   $134,000,000


                              Compare the Dividends

                           Cohoes        Hudson         TrustCo
                           ------------------------------------
12 Month Yields**          1.88%         0.96%          4.90%

           Based on current cash dividend yields TrustCo outperforms
                       Cohoes by 160% and Hudson by 410%.


                             Compare the Performance

                           Cohoes        Hudson         TrustCo
                           ------------------------------------
Return on Equity (3/31/00) 5%            5%             24%

       TrustCo's Return on Equity out performs Cohoes and Hudson by 380%.


           Get the most for your money - and, keep your banking local.

              "It's Your Bank, It's Your Money, It's You Decision."

                      Call your directors and remind them.

                               The TrustCo Offers.
             Better for the shareholders. Better for the community.

TrustCo Bank Corp NY intends to file Tender Offer Statements with the United States Securities and Exchange Commission because its offers to acquire Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. have been rejected. We urge investors to carefully read these documents at the time they are filed because they will contain important information regarding the proposed acquisitions. These documents will be available for free to any investor at the United States Securities and Exchange Commission's web site (www.sec.gov). Shareholders of TrustCo, Cohoes and Hudson River may obtain a free copy of these documents upon written request to TrustCo Bank Corp NY, 320 State Street, Schenectady, NY 12305, Attention: Secretary.

*The above information was extracted from Form S-4/A Registration Statement Hudson River Bancorp, Inc. filed 6/30/00, and Form S-4 Registration Statement TrustCo Bank Corp NY filed 7/11/00. **The above information was extracted from the Bloomberg Report dated 7/11/00.



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